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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43398

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2019 (MM/DD/YY) AND ENDING 09/30/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: James T. Borello & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

151 Dundee Avenue
(No. and Street)

East Dundee	IL	60118
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel J. Borello 847-426-0200

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin CPAs LLP
(Name – *if individual, state last, first, middle name*)

420 Lexington Avenue, Suite 2160	New York	NY	10170
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, DANIEL J. BORELLO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JAMES T. BORELLO & CO, as of SEPTEMBER 30, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
JACLYN A KIELTYKA
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:08/22/22

Signature

VICE PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JAMES T. BORELLO & CO.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2020

ASSETS

Cash	$ 571,830
Commissions and concessions receivable	697,307
Prepaid expense	32,421
Furniture and equipment, at cost, net of $308,450 accumulated depreciation	32,231
Automobile, at cost, net of $209,724 accumulated depreciation	-
TOTAL ASSETS	$ 1,333,789

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Accrued expenses	$ 20,675
Commissions payable	184,762
Total Liabilities	205,437
SHAREHOLDER'S EQUITY	
Common stock, no par value; authorized 10,000 shares; issued and outstanding 1,000 shares	1,000
Additional paid-in capital	160,379
Retained earnings	966,973
Total Shareholder's Equity	1,128,352
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 1,333,789

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - James T. Borello & Co. (the "Company") was incorporated in the state of Illinois on February 14, 1990. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also registered with the SEC as an investment advisor. The Company's principal business activities are the sale of securities and providing investment advice.

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue Recognition:
Effective October 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of October 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on the trade date basis, which is the same business day as the transaction date.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES – *(continued)*

Accounting and Tax Preparation Fees - The Company records revenue for accounting and tax preparation fees when the services are paid.

Advisory Fees - Advisory fees are recognized based on the average daily balance of the previous quarter and are paid in arrears.

Allowance for Doubtful Accounts - The allowance for doubtful accounts is determined on a specific identification basis as a result of a case-by-case review of receivables. As of September 30, 2020, there was no allowance for doubtful accounts recorded for commissions' receivable as the Company's management believes all amounts are fully collectible.

Depreciation - Depreciation of furniture, equipment and automobile is provided for using various accelerated and straight line methods over five and seven year periods.

Concentration of Risk - The Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - INCOME TAXES

The Company has elected S Corporation status for income tax purposes. Income taxes are therefore the responsibility of the Company's sole shareholder. The Company is subject to certain Illinois income taxes.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2016.

NOTE 3 - RETIREMENT PLAN

The Company sponsors a 401(k) profit sharing plan for all employees that have attained the age of 21 and completed 1,000 hours of service during a 12-month period. The Company will make an annual Safe Harbor Non-elective 3% contribution that is 100% vested immediately. All other discretionary profit sharing contributions made by the Company vest over a six-year period based on years of eligible service. Contributions to the plan for the year ended September 30, 2020 were $479,018.

NOTE 4 - CASH BALANCE PENSION PLAN

The Company sponsors a cash balance pension plan. The Plan is a noncontributory defined benefit plan and a tax-qualified retirement plan subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company funds retirement costs through a trust and complies with the applicable minimum funding requirements specified by ERISA. Participants' accrued benefits vest 100% after three years of eligible service and are based on accumulation account balances, which are maintained for each individual. Participants receive an annual pay credit up to 80% of their compensation and a monthly interest credit at a fixed rate of 5% compounded annually. The Company expensed $185,589 of contributions to the plan for the year ended September 30, 2020.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of FINRA, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2020, the Company's net capital and required net capital were $366,393 and $25,000 respectively. The ratio of aggregate indebtedness to net capital was 56.1%.

NOTE 6 - RELATED PARTY

During the year ended September 30, 2020, the Company paid $78,000 in rent for occupancy of its premises to an entity owned by the Company's sole shareholder and other related parties. No written lease agreement exists between the Company and this entity.

In addition, this shareholder is a registered representative of the Company and is responsible for a significant portion of the Company's revenue. The shareholder is not compensated based on a percentage of the revenue produced, but receives a salary and distributions.

JAMES T. BORELLO & CO.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2020

NOTE 7 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company has a bank account designated as a Special Bank Account for the Exclusive Benefit of Customers pursuant to Rule 15c3-3 of the SEC. At September 30, 2020, this special bank account had a zero balance.

NOTE 8 - FURNITURE AND EQUIPMENT

Furniture and equipment at September 30, 2020 consists of:

Furniture & fixtures	$ 191,102
Office equipment	149,579
Total	340,681
Less: accumulated depreciation	(308,450)
Net	$ 32,231

NOTE 9 – SUBSEQUENT EVENTS

Management has evaluated subsequent that have occurred as of November 24, 2020, the date the financial statements were available to be issued.

The United States is presently in the midst of a national health emergency related to a virus, commonly known as Novel Coronavirus (COVID-19). The overall consequences of COVID -19 on a national, regional and local level are unknown, but it has the potential to result in a significant economic impact. The impact of this situation on the company and its future results and financial position are not presently determinable.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

420 Lexington Ave., Ste. 2160, NY, NY 10170 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
James T. Borello & Co.
151 Dundee Avenue
East Dundee, IL 60118

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of James T. Borello & Co. as of September 30, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of James T. Borello & Co. as of September 30, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of James T. Borello & Co.'s management. Our responsibility is to express an opinion on James T. Borello & Co.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to James T. Borello & Co. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as James T. Borello & Co.'s auditor since 2019.

New York, NY
November 24, 2020